082-35116

[redacted]

07028804

MAYER•BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

December 26, 2007

SEC MAIL PROCESSING
RECEIVED
DEC 26 2007
WASH, D.C. 209 SECTION

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translations of an Immediate Report regarding an event or matter falling outside the ordinary course of business of the corporation, dated December 16, 2007.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosure

PROCESSED
JAN 02 2008
THOMSON
FINANCIAL

dw 12/28

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

16 December 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Sale of Shares in Cellcom

Bank Leumi le-Israel B.M. (the "Bank") announces as follows: On 13 December 2007, Leumi & Co. Investment House Ltd. ("Leumi & Co."), a wholly owned subsidiary of the Bank, sold 2,402,000 shares of Cellcom Israel Ltd., at a price of some NIS 121.2 per share, for an aggregate consideration of some NIS 291 million. The sale is expected to yield to the Bank (which presents the results of Leumi & Co. on a fully consolidated basis in its financial statements) a net after tax profit of some NIS 97 million.

Following the sale, Leumi & Co. still holds 2,504,000 shares of Cellcom (some 2.57%)

Date and time at which the corporation first became aware of the event or matter: 13 December 2007 at 23:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END